UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-35454

Vipshop Holdings Limited

Vipshop Headquarters, 128 Dingxin Road

Haizhu District, Guangzhou 510220

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Chief Technology Officer

Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced that Mr. Daniel Kao has tendered his resignation as co-chief technology officer of the Company due to personal reasons, and that Mr. Pengjun Lu, co-chief technology officer of the Company, has been appointed as the chief technology officer, effective June 10, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vipshop Holdings Limited

By	:	/s/ David Cui
Name:	:	David Cui
Title:	:	Chief Financial Officer

Date: June 14, 2021